Sierra Pacific Power Company

P.O. Box 10100

(6100 Neil Road)

Reno, Nevada 89520-0400

August 31, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kurt Murao

Re:	Sierra Pacific Power Company

Registration Statement No. 333-134802

Ladies and Gentlemen:

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective on September 1, 2006 or as soon thereafter as practicable. This letter replaces in its entirety the letter filed by the undersigned registrant with the Commission on August 30, 2006.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the undersigned registrant further acknowledges that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with its review of the filings or in response to its comments on the filings.

Sincerely,

SIERRA PACIFIC POWER COMPANY

By: /s/ Paul J. Kaleta

        Paul J. Kaleta

        Senior Vice President, General Counsel

        & Secretary